CUSIP NO.:  552848 10 3       13G       Page 6 of 6 Pages
                       Amendment No. 6

                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934

                     (Amendment No. 6)*


                 MGIC INVESTMENT CORPORATION
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                         552848 10 3
                       (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                      Page 1 of 6 pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The Northwestern Mutual Life Insurance Company
          39-0509570

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
     Instructions)

     (a) [ ]
     (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  Wisconsin

 NUMBER OF          5.   SOLE VOTING POWER
  SHARES
BENEFICIALLY                  11,948,392
  OWNED BY
   EACH             6.   SHARED VOTING POWER
 REPORTING
  PERSON                      40,300
   WITH
                    7.   SOLE DISPOSITIVE POWER

                              11,948,392

                    8.   SHARED DISPOSITIVE POWER

                              40,300

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  11,988,692

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions):  N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  10.5%

12.  TYPE OF REPORTING PERSON (See Instructions):  IC

Item 1

     (a)  Name of Issuer:  MGIC Investment Corporation

     (b)  Address of Issuer's Principal Executive Offices:
          250 East Kilbourn Avenue, Milwaukee, WI  53202

Item 2

     (a)  Name of Person Filing:  The Northwestern Mutual
          Life Insurance Company

     (b)  Address of Principal Business Office:  720 East
          Wisconsin Avenue, Milwaukee, Wisconsin 53202

     (c)  Citizenship or Place of Organization:  Wisconsin

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP Number:  552848 10 3

Item 3    If this statement is filed pursuant to Rules
          13d-1(b), or 13d-2(b), check whether the person filing is a: N/A

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act

     (c)  [ ] Insurance Company as defined in
          section 3(a)(19) of the Act

     (d)  [ ] Investment Company registered under
          section 8 of the Investment Company Act

     (e)  [ ] Investment Adviser registered under
          section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
          section 240.13d-1(b)(1)(ii)(F)

     (g)  [ ] Parent Holding Company, in accordance with
          section 240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)  [ ] Group, in accordance with section
          240.13d-1(b)(1)(ii)(H)

Item 4    Ownership

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially Owned: 11,988,692 shares. Of such amount, (i) 21,100 shares are owned by the Balanced Stock Portfolio and 18,500 shares are owned by the Index 500 Stock Portfolio of Northwestern Mutual Series Fund, Inc., a wholly owned subsidiary of The Northwestern Mutual Life Insurance Company and a registered investment company; and
(ii) 700 shares are owned by the Index 500 Stock Fund of Mason Street Funds, Inc., an affiliate of The Northwestern Mutual Life Insurance Company and a registered investment company. Northwestern Mutual Investment Services, LLC, a wholly owned subsidiary of The Northwestern Mutual
Life Insurance Company and a registered investment advisor, serves as an investment advisor to the Balanced Stock Portfolio, the Index 500 Stock Portfolio and the Index 500 Stock Fund.

     (b)  Percent of Class:  10.5%

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:
                 11,948,392

          (ii)   shared power to vote or to direct the
                 vote:  40,300

          (iii)  sole power to dispose or to direct the
                 disposition of:  11,948,392

          (iv)   shared power to dispose or to direct the
                 disposition of:  40,300

Item 5    Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6    Ownership of More than Five Percent on Behalf of
          Another Person:  N/A

Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on By the Parent Holding Company:  N/A

Item 8 Identification and Classification of Members of the Group: N/A

Item 9    Notice of Dissolution of Group:  N/A

Item 10   Certification:  N/A

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 1998

                              THE NORTHWESTERN MUTUAL LIFE
                              INSURANCE COMPANY


                              By:  /s/  John M. Bremer
                                   John M. Bremer
                                   Executive Vice President,
                                   General Counsel and
                                   Secretary

80103